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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66753

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 AND ENDING 12/31/2016

                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WoodRock Securities, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4265 San Felipe, Suite 600

(No. and Street)

Houston	Texas	77027
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John P. Dennis, III   (713) 654-0912

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harper & Pearson Company, P.C.

(Name – if individual, state last, first, middle name)

One Riverway, Suite 1900	Houston	Texas	77056
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, John P. Dennis, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WoodRock Securities, L.P., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC STATE OF TEXAS
SANDRA G SMITH
My Commission Expires
January 25, 2018

[signature]
Signature

Designated Principal
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WOODROCK SECURITIES, L.P.

FINANCIAL STATEMENTS

DECEMBER 31, 2016

CONTENTS



HARPER & PEARSON
COMPANY, P.C. CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Management of
WoodRock Securities, L.P.

We have audited the accompanying statement of financial condition of WoodRock Securities, L.P. (the Partnership) as of December 31, 2016, and the related statements of operations, changes in partners' capital, and cash flows for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of WoodRock Securities, L.P. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Under Rule 15c3-1 of Securities Exchange Commission and the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control of Securities Under Rule 15c3-3 of the Securities Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of WoodRock Securities, L.P.'s financial statements. The supplemental information is the responsibility of WoodRock Securities, L.P.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Harper & Pearson Company, P.C.

Houston, Texas
February 24, 2017

2

One Riverway · Suite 1900 · Houston, Texas 77056-1973 · 713.622.2310 · 713.622.5613 fax
harperpearson.com

ASSETS

Cash and cash equivalents	$	157,126
Accounts receivable		139,146
Prepaid expenses - affiliate		287,525
Prepaid expenses		6,412
TOTAL ASSETS	$	590,209

LIABILITIES AND PARTNERS' CAPITAL

Accounts payable	$	6,815
Commissions payable - affiliate		111,317
TOTAL LIABILITIES		118,132
Partners' capital		472,077
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	590,209

WOODROCK SECURITIES, L.P.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2016

Commissions and other revenues	$ 876,530
Management fee and administrative expense	(1,308,953)
Commissions to affliate	(344,233)
Net loss	$ (776,656)

The accompanying notes are an integral part of the financial statements.

| | Limited Partners | | General Partner | |
	Texas Capital Bancshares, Inc	WoodRock, LLC	WoodRock Holdings GP LLC	Total
Balance, December 31, 2015	$ 150,000	$ 288,538	$ 1,995	$ 440,533
Contributions	250,000	594,200	-	844,200
Distributions	-	(36,000)	-	(36,000)
Net income	(7,767)	(761,122)	(7,767)	(776,656)
Balance, December 31, 2016	$ 392,233	$ 85,616	$ (5,772)	$ 472,077

CASH FLOWS FROM OPERATING ACTIVITIES
Cash received from customers	$ 491,620
Cash paid for management fees and expenses	(768,918)
Commissions paid to affiliate	(232,915)
Net cash used by operating activities	(510,213)

CASH FLOWS FROM FINANCING ACTIVITIES
Contributions	256,200
Distributions	(36,000)
Net cash provided by financing activities	220,200

NET DECREASE IN CASH AND CASH EQUIVALENTS	(290,013)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	447,139
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 157,126

RECONCILIATION OF NET LOSS TO NET CASH
 Used BY OPERATING ACTIVITIES
Net loss	$ (776,656)
Adjustments to reconcile net loss to net cash used by operating activites:	
Administrative fees contributed by affiliate	588,000
Change in operating assets and liabilities:	
Increase in prepaid expense - affiliate	(287,525)
Increase in accounts receivable	(139,146)
Decrease in prepaid expenses	507
Decrease in accounts payable	(5,810)
Increase in commissions payable	111,317
Increase in accrued expenses	3,845
Decrease in accounts payable - affiliate	(4,745)
Net cash used by operating activities	$ (510,213)

NOTE A   BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business – WoodRock Securities, L.P. (a Texas limited partnership) ("the Partnership") maintains its accounts on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP). Accounting principles followed by the Partnership and the methods of applying those principles which materially affect the determination of financial position, results of operations and cash flows are summarized below:

The Partnership is located in Houston, Texas, and is a private investment banking firm. Accordingly, the Partnership has claimed an exemption from the Securities and Exchange Commission's (SEC) Rule 15c3-3 under section (K)(2)(ii). The Partnership is registered as a Broker-Dealer with the SEC, and a member of the Financial Industry Regulatory Authority (FINRA).

Statement Presentation – The unclassified statement of financial condition is presented in accordance with industry standards.

Estimates – The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents – The Partnership considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

Income Taxes – The Partnership's income, losses, and tax credits will be included in the income tax returns of the Partners. Accordingly, the Partnership does not record a provision for Federal income taxes. The Partnership records Texas margin taxes if owed. Texas margin taxes recorded for the year ended December 31, 2016 were $2,396.

The Partnership believes that all significant tax positions utilized by the Partnership will more likely than not be sustained upon examination. As of December 31, 2016, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations are from the year 2013 forward (with limited exceptions). Tax penalties and interest, if any, would be accrued as incurred and would be classified as tax expense in the statements of income.

Revenue Recognition – Investment banking fees from securities related transactions are recognized when transactions close or at settlement date and receivables are recorded at this time. Retainer fees are recorded and recognized as revenue in accordance with the terms contained in the Partnership's written engagement agreements.

In 2016 the Partnership began underwriting securities transactions on a best-efforts basis. Under these agreements, the Partnership will make a best effort to place the desired amount of the offering; however, they are not required to fund the amount of the offering that is not placed. During the year ended December 31, 2016 commission revenue related to best efforts underwriting transactions was $436,226. This amount is included commissions and other revenues on the statement of operations.

NOTE A   BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES –
Revenue Recognition (CONTINUED)

Management deems no allowance necessary for commissions receivable as the deal terms are agreed upon and no significant credit risk is deemed to be present.

Related to underwriting services provided whereby the Partnership receives a referral from Texas Capital Bancshares, Inc. (TCB), 80% of each commission earned by the Partnership will be paid to TCB. During the year ended December 31, 2016 commission expense of $344,233 was recorded in the statement of operations related to this referral agreement.

Subsequent Events– The Partnership has evaluated subsequent events through February 24, 2017, the date the financial statements were available to be issued. No subsequent events occurred which require adjustment or disclosure to the financial statements at December 31, 2016.

NOTE B   PARTNERSHIP AGREEMENT

The Partnership was formed October 28, 2003. The general partner of the Partnership is WoodRock Holdings GP LLC, and the initial limited partner was WoodRock, LLC. Effective November 6, 2015 Texas Capital Bancshares, Inc became a limited partner and obtained a 1% ownership interest from the initial limited partner. The general partner maintained its ownership interest of 1% and the limited partners have a 99% ownership interest.

All Partnership profits, losses and distributions are to be allocated to the partners in proportion to their respective percentage interests and in accordance with the Members Agreement between the parties. TCB began participating in allocations beginning in 2016.

NOTE C   MANAGEMENT AGREEMENT

The Partnership entered into a management agreement with WoodRock, LLC, a company related through common ownership, whereby WoodRock, LLC will provide administrative and operational services, facilities, furniture and pay all overhead expenses of the Partnership.

WoodRock, LLC received an incremental allocation service fee of $84,000 per month for the period January 1, 2016 through December 31, 2016. Service fees and expense allocations for 2016 totaled $1,008,000. During 2016 WoodRock, LLC contributed capital in the amount of $588,000 in lieu of cash payment related to service fees.

NOTE D   NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Partnership is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2016, the Partnership had net capital of $155,639 and a net capital requirement of $100,000. The Partnership's ratio of aggregate indebtedness to net capital was .76 to 1 at December 31, 2016. The Securities Exchange Commission permits a ratio of aggregate indebtedness to net capital for the Partnership at this time of no greater than 15 to 1.

NOTE E   CONCENTRATIONS AND CREDIT RISK

The Partnership's bank balances are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. It is the Partnership's practice to utilize high net worth financial institutions to minimize its credit risk.

Generally, no collateral or other security is required to support trade receivables or advances to limited partner. At December 31, 2016, management determined that no allowance for doubtful accounts was necessary. For the year ended December 31, 2016, revenue from four customers represented all the Partnership's commission and other income.

NET CAPITAL

Total partners' capital qualified for net capital .... $ 472,077

Total capital and allowable subordinated liabilities 472,077

Deductions and/or charges
Nonallowable assets:
Accounts receivable 22,501
Prepaid expenses 6,412
Prepaid expenses - affiliate 287,525

NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION 155,639

Haircuts on securities .... -

Net capital .... $ 155,639

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS
Minimum net capital required (6 2/3% of total aggregate
indebtedness) .... $ 7,879

Minimum dollar net capital requirement .... $ 100,000

Net capital requirement (greater of above two minimum
requirement amounts) .... $ 100,000

Excess net capital .... $ 55,639

Ratio: Aggregate indebtedness to net capital .... 0.76 to 1

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2016.
Net capital, as reported in Company's Part II (unaudited) Focus Report) .... $ 152,707
Net Audit Adjustments 2,932
Net Capital, as included in this report .... $ 155,639

WOODROCK SECURITIES, L.P.
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL OF SECURITIES
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2016

Exemption Provisions

The Partnership has claimed an exemption from Rule 15c3-3 under Section (k)(2)(ii), in which a "Special Account for the Exclusive Benefit of Customers" is maintained.



HARPER & PEARSON
COMPANY, P.C. CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Management of
WoodRock Securities, L.P.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) WoodRock Securities, L.P. identified the following provisions of 17 C.F.R. §15c3-3(k) under which WoodRock Securities, L.P. claimed an exemption from 17 C.F.R. §240.15c3-3, specifically 17 C.F.R. §240.15c3-3 (k)(2)(ii) (the exemption provisions), and (2) WoodRock Securities, L.P. stated that WoodRock Securities, L.P. met the identified exemption provisions throughout the most recent fiscal year without exception. WoodRock Securities, L.P.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about WoodRock Securities, L.P.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Harper & Pearson Company, P.C.

Houston, Texas
February 24, 2017

One Riverway · Suite 1900 · Houston, Texas 77056-1973 · 713.622.2310 · 713.622.5613 fax
harperpearson.com

WoodRock Securities, L.P.'s Exemption Report

WoodRock Securities, L.P. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. WoodRock Securities, L.P. claimed an exemption 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii) for the fiscal year ended December 31, 2016.

2. WoodRock Securities, L.P. met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year of January 1, 2016 to December 31, 2016, without exception.

WoodRock Securities, L.P.

I, John P. Dennis, III, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



Signature

Designated Principal
Title

January 17, 2017